

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 23, 2008

David S. Aldridge
Chief Financial Officer
Superior Essex, Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339

   RE: Superior Essex, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
     June 30, 2007 and September 30, 2007
     File No. 0-50514

Dear Mr. Aldridge:

  We have reviewed your letter dated January 14, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<p align="center">Form 10-Q for the Quarter Ended September 30, 2007</p>

<u>11. Commitments and Contingencies, page 19</u>

  1. We note your response to prior comment 10. Please confirm that you will include in future filings disclosure regarding any significant developments in, or resulting from, your comprehensive review of transactions that may involve embargoed countries, including the status of your dealings with OFAC, BIS, and any other government agency, as appropriate.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief